April 25, 2012

CORRESP.

BY EDGAR

Ms. Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

RE:      Bank of Chile
            Form 20-F for Fiscal Year Ended December 31, 2010
            Filed April 29, 2011
            File No. 001-15266

            Response to Staff Comment Letter dated April 12, 2012

Dear Ms. Hayes:

Bank of Chile (the “Bank”) has received a comment letter dated April 12, 2012 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”).  On behalf of the Company, I advise you as follows regarding your comments noted below:

Form 20-F for Fiscal Year Ended December 31, 2010

General

1.        We note your response to the third bullet point of prior comment two. Please have U.S. counsel revise the opinion to cover law applicable not only to Bank of Chile, but also to the transactions and documents to which the opinion letter relates, so that the opinion is consistent with the “recurring customary practice” that you cite.

Response

We have instructed U.S. counsel to revise the opinion, and the revised opinion has been filed on a Form 6-K/A on April 24, 2012. The revised opinion covers laws applicable to the Bank in the context of the contemplated transactions and documents, consistent with customary practice.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 2

Risks Relating to Our Operations and the Chilean Banking Industry, page 6

Restrictions imposed by banking regulations may restrict our operations…, page 6

2.        We note your response to prior comment three. Please revise your disclosure to provide a more detailed description of the proposed law regulating maximum interest rates, quantify the portion of your loan portfolio that would be impacted by the law if enacted and explain the effect it would have on your business.

Response

In response to the Staff's question, we will add the following disclosure:

“There are several bills currently under consideration in Congress related to maximum legal interest rate. The Government’s proposed law contemplates a reduction of applicable maximum interest rates from 1.50 times to 1.35 times the average interest rate for loans up to UF 200 (approximately U.S.$8,500) denominated in Chilean currency.  Accordingly, the proposed law – if enacted – will mainly affect consumer loans, namely, installment, credit card and credit line loans, as well as overdue loans. We estimate that under the terms considered by the Government’s bill, as of December 31, 2011, no more than 2.0% of our total loans had an interest rate above the proposed new limit or had an overdue portion subject to penalty charges and, therefore, were potentially affected by the new maximum interest rate. We believe that if the Government’s bill is enacted, it would affect the volume of installment loans to be granted from the date the law goes into effect, as well as the outstanding and new loans related to credit cards and credit lines, whereas the outstanding balance of installment loans would not be affected. In addition, the proposed law – if enacted – may result in lower net interest income together with a reduction in our loan growth. Since the Government’s bill is currently under discussion in Congress we cannot ascertain the final outcome of the law or its actual impact on interest rates. Nevertheless, based on preliminary estimations, we believe the proposed law – if enacted – would not have a material adverse effect on our results of operations”.

Business Overview, page 18

Residential Mortgage Loans, page 27

3.        Regarding your response to prior comment five, please confirm that you will add a description of the stricter loan requirements that must be met in order to grant Mutuos Hipotecarios loans to your disclosure in future filings.

Response

In response to the Staff's question, we will add the following disclosure:

“For those loans that finance a higher portion of the property appraised value, we demand that customers comply with stricter requirements, which are verified during the credit assessment stage. These requirements are related to: (i) the history of the relationship between the Bank and the customer (new or current client), (ii) credit risk scores, (iii) monthly income, (iv) type of job (employed or self-employed), and (v) years employed. In order to illustrate the above mentioned, the table below sets forth an example of requirements for residential mortgage loans that finance up to 90% and more than 90% of the property value, with a common term and granted to employed as well as self-employed new customers”.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 3

Credit-granting requirements

(in millions of Ch$, except percentages)

New Clients	Requirements (in millions of Ch$, except percentages)
Loan / Property value	≤ 90%	> 90%
Employed • Years employed • Monthly Income	≥ 1 year ≥ Ch$0.4	≥ 2 years ≥ Ch$0.85
Self-Employed • Years employed (1) • Monthly Income	≥ 2 years ≥ Ch$0.5	≥ 3 years ≥ Ch$1.2

(1)       In case of self-employed clients, years employed refers to the minimum period of time in which the customer has been filing annual tax declarations with the Chilean Internal Revenue Service.

During 2011, 36.2% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value.  Similarly during 2011, loans financing between 75% and 90% of the property value represented 30.9% of these loans, loan financing between 50% and 75% of the property value represented 21.6% of these loans and loans financing less than 50% of the property value represented 11.3% of these loans.

Item 7. Major Shareholders and Related Party Transactions, page 128

Major Shareholders, page 128

4.        We note your response to prior comment eight.

•           Please tell us how you calculated the percentage ownership of your common shares that are held by LQ Inversiones Financieras S.A. and Inversiones LQ-SM Limitada (LQ). Additionally, please confirm whether LQ beneficially owns all of your shares owned by SM-Chile S.A., and if so, how your disclosure in future filings will reflect this.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 4

Response

Based on our shareholders’ records, LQ Inversiones Financieras S.A. (“LQIF”) holds 31.76% of our shares while Inversiones LQ-SM Limitada (“LQ-SM”) (whose major shareholder LQIF owns 99.99% of its shares) holds 0.06% of our shares.

Collectively, LQIF and LQ-SM hold 31.81% of our shares and 59.32% of the voting rights.

It is important to note that, while SM-CHILE S.A. owns 13.96% of our shares (whereas LQIF and LQ-SM collectively hold 58.24% of the shares of SM-CHILE S.A.), the voting rights of the shareholders of SM-CHILE S.A. depend on a certain share-ratio afforded by the different series of shares of SM-CHILE  S.A., as determined in the bylaws of SM-CHILE S.A., plus the voting rights exercised over our shares owned by SAOS, by the shareholders of SM-CHILE S.A. at our shareholders’ meetings.

According to the bylaws of SM- CHILE S.A., the voting rights of SM- CHILE S.A., shares, Series A, B and D, which in turn possess voting rights over Banco de Chile shares, are exercised in accordance with the following rule: each share of SM- CHILE S.A. exercises the voting rights of one of our shares plus 2.38337827 of our shares owned by SAOS.  The latter factor is the result of dividing the number of our shares owned by SAOS (28,593,701,789) by the number of total outstanding shares of SM-CHILE S.A., Series A, B and D (11,997,131,195).  Consequently, each SM-CHILE S.A. share (Series A, B and D) with voting rights over our shares may vote 3.38337827 shares of Banco de Chile.  SM-CHILE S.A.’s Series E exercises voting rights of Banco de Chile shares in a one-to-one ratio .

The bylaws of SAOS state that the voting rights of Banco de Chile shares owned by SAOS are exercised by the shareholders of SM-CHILE S.A. in accordance with SM-CHILE S.A.’s bylaws

As a consequence, LQIF and LQ-SM collectively hold 59.32% of the voting rights of our shares, which is, in turn, the result of the right of LQIF and LQ-SM, pursuant to applicable law and bylaws, to vote (i) our shares owned by LQIF and LQ-SM ; (ii) our shares owned by SM-CHILE S.A., based on the ownership percentage of LQIF and LQ-SM in SM-CHILE S.A.; and,  (iii) our shares owned by SAOS, as a shareholder of SM-CHILE S.A.,  based on the ownership percentage of LQIF and LQ-SM in SM-CHILE S.A. at our shareholders’ meetings.  For a further explanation see “Major Shareholders” below.  Also see “Item 4 - Information on the Company - Ownership Structure”.

We will disclose in our future filings the following in Major Shareholders:

LQIF and LQ-SM do not beneficially own all of our shares owned by SM-CHILE S.A. because SM-CHILE S.A. has, as of December 31, 2011, a total of 18,842 shareholders.

LQIF and LQ-SM directly own, respectively, 47.13% and 11.11% of SM-CHILE S.A.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 5

•           Please reconcile your statement that “the shares of Bank of Chile owned by SAOS do possess voting rights” with your November 23, 2011 response letter, in which you stated that “[t]he shares of Banco de Chile owned by SAOS are non-voting.” Also, tell us how your disclosure in future filings will reflect the extent to which voting rights differ among your major shareholders. See Item 7.A.1(c) to Form 20-F.

Response

In response to the Staff’s question, we would like to rectify our statement of |November 23, 2011, eliminating the phrase “[t]he shares of Banco de Chile owned by SAOS are non-voting.”, and replacing it with “[i]n accordance with applicable law and the bylaws of both SAOS and SM-CHILE, voting rights over our shares owned by SAOS are fully exercised by the shareholders of SM-CHILE S.A. at Banco de Chile’s shareholders meetings,”

We will also disclose in our future filings under Item 7 that we do not have special series of shares with different voting rights.

•           Given your statement that “the voting power of SM- CHILE S.A. includes the shares owned by SAOS,” please tell us why your disclosure on page F-80 listed SAOS and SM-Chile as separate shareholders as of December 31, 2010.

Response

In response to the Staff’s question, we would like to clarify that SAOS,  although a wholly owned subsidiary of SM-CHILE S.A., is a separate special purpose vehicle established in 1996 by virtue of Law 19,396 whose only business purpose is to repay an obligation to the Central Bank of Chile.  Banco de Chile shares owned by SAOS are pledged in favor of the Central Bank of Chile in order to guarantee the repayment of such obligation.

 Accordingly, SAOS is Banco de Chile’s shareholder of record, as a separate and different legal entity of SM-CHILE S.A.

•           Please provide us with proposed disclosure pursuant to Item 7.A. of Form 20-F for the fiscal year ended December 31, 2011 that is responsive to the above bullet points and our prior comments relating to your ownership structure. Please ensure that your revised disclosure clearly reflects the relationship among the entities that have or share the power to direct the voting or disposition of your securities, or to receive the economic benefit of ownership of your securities.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 6

Response

In response to the Staff's question and pursuant to Item 7.A. of Form 20-F for the fiscal year ended December 31, 2011 we will add the following disclosure in our future filings:

Item 7.                        Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Ownership Structure

As described in “Item 4.  Information on the Company—History and Development of the Bank—History—The 1982–1983 Economic Crisis and the Central Bank Subordinated Debt,” the Chilean banking system, including us, experienced significant instability during that time that required the Central Bank and the Chilean Government to provide financial assistance to most Chilean private sector banks which resulted, pursuant to Law No. 18,818 enacted in 1989, in the repurchase by us of our portfolio of non‑performing loans from the Central Bank and the assumption of the Central Bank’s subordinated debt relating to our non‑performing loans.

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which we were converted into a holding company named SM‑CHILE S.A.  In turn, SM‑ CHILE S.A. organized a new wholly owned banking subsidiary named Banco de Chile, to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt.  In addition, SM‑ CHILE S.A. incorporated SAOS S.A. (“SAOS”), a special purpose legal vehicle created by Law 19,396, whose only business purpose is to repay the Central Bank indebtedness.  In exchange for assuming the Central Bank indebtedness, SAOS received from SM‑ CHILE S.A. a certain portion of our shares pledged as collateral in favor of the Central Bank of Chile to secure payment to the Central Bank.  Pursuant to applicable laws and the bylaws of both SAOS and SM-CHILE S.A., the economic rights of our shares held by SAOS belong to the Chilean Central Bank; however, their voting rights are exercised by the shareholders of SM- CHILE S.A. at Banco de Chile’s shareholders’ meetings.

Currently, our major shareholder LQ Inversiones Financieras S.A., holds 59.32% (together with Inversiones LQ SM Ltda., as further explained below) of the voting rights of our shares. The voting rights of LQIF and LQ-SM is the result of the right of LQIF and LQ-SM, pursuant to applicable law and bylaws, to vote (i) our shares owned by LQIF and LQ-SM; (ii) our shares owned by SM- CHILE S.A., based on the ownership percentage of LQIF and LQ-SM in SM-CHILE S.A.; and, (iii) our shares owned by SAOS, as a shareholder of SM- CHILE S.A., based on the ownership percentage of LQIF and LQ-SM in SM-CHILE S.A., at our shareholders’ meetings.  According to the bylaws of SM- CHILE S.A., the voting rights of SM- CHILE S.A., shares - Series A, B and D - which in turn possess voting rights over Banco de Chile shares, are exercised in accordance with the following rule: each share of SM- CHILE S.A. exercises the voting rights of one of our shares plus 2.38337827 of our shares owned by SAOS.  The latter factor is the result of dividing the number of our shares owned by SAOS (28,593,701,789) by the number of total outstanding shares of SM-CHILE S.A., Series A, B and D (11,997,131,195). Consequently, each SM-CHILE S.A. share (Series A, B and D) with voting rights over our shares may vote 3.38337827 shares of Banco de Chile. SM-CHILE S.A.’s Series E exercises voting rights of Banco de Chile shares in a one-to-one ratio.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 7

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 10, 2012 for the following:

•           each person or entity who is known by us to own beneficially more than 5% of our outstanding share capital or voting rights; and SAOS, LQ Inversiones Financieras S.A. (“LQIF”) and SM‑Chile S.A.

•            our directors and members of our executive management group, as a group.

Ownership (1)

Name	Amount Owned	Percentage
SAOS (2)	28,593,701,789	32.89%
SM- CHILE S.A.	12,138,525,772	13.96%
LQ Inversiones Financieras S.A. (“LQIF”) and Inversiones LQ SM Ltda. (“LQ-SM”)(3)	27,659,693,008	31.81%
Jacob Ergas(4)	5,089,475,418	5.85%
Directors and executive officers as a group	22,247,282	0.03%

Voting Rights

Name	Amount Owned	Percentage
LQ inversiones Financieras S.A. and Inversiones LQ SM Ltda.	51,577,634,551	59.32%
Jacob Ergas	5,089,475,418	5.85%
Directors and executive officers as a group	53,050,127	0.06%

(1)       Percentages are based on 86,942,514,973 common shares outstanding as of December 31, 2011.  Currently there is a single series of common shares of Banco de Chile outstanding.  Each common share has one vote and all shares have identical voting rights and we have no shares outstanding with special voting rights.

(2)     SM-CHILE S.A. beneficially owns 100% of SAOS.  Our shares owned by SAOS, (which are all pledged as collateral in favor of the Chilean Central Bank to secure repayment of the Central Bank  indebtedness) possess economic rights that belong to the Chilean Central Bank, although the voting rights, pursuant to the by-laws of both SAOS and SM-CHILE S.A., are exercised by the shareholders of SM-CHILE S.A. at the Bank’s shareholders’ meetings.

(3)     The percentage ownership of LQIF and LQ-SM in SM-CHILE S.A. was calculated by adding the total number of shares of LQIF and LQ-SMIF, as shareholders of record, divided by the total number of shares issued by SM-Chile S.A. LQIF and LQ-SM do not beneficially own all of our shares owned by SM-CHILE S.A. because SM-CHILE S.A. has, as of December 31, 2011, a total of 18,842 shareholders.  LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares.  As of its incorporation date (August 26, 2002), we were informed that LQ-SM’s total capital was CLP$73,175,029,140.  In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF.  As of April 10, 2012, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF.  Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF, SM-CHILE S.A. and Banco de Chile.  As of December 31, 2011, members of the Luksic family or their affiliates beneficially owned 83.3% of the common shares of Quiñenco S.A.  Mr. Andronico Luksic and Mr. Guillermo Luksic are members of our board of directors.

(4)     Mr. Jacob Ergas holds his shares through Ever 1 Bae S.p.A., Ever Chile S.p.A. and Inversiones Aspen Ltda., which are holding companies under his control.  Since March 2011, when Mr. Jorge Ergas was appointed director to the board, Mr. Jacob Ergas is no longer a member of the board.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 8

******

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 56-2-6535150, or Miguel Angel Bozo at 56-2-6535154, or the Company’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009.

Very truly yours,

/s/ Pedro Samhan E.
Chief Financial Officer

cc:        Arturo Tagle – Chief Executive Officer – Bank of Chile

            Pablo Mejia – Investor Relations – Bank of Chile